FORM OF
FEE WAIVER AGREEMENT

October [ ], 2021

ETF Series Solutions
615 East Michigan Street
Milwaukee, Wisconsin 53202

Re:	Waiver of Portion of Advisory Fees

Dear Board of Trustees of ETF Series Solutions:

    Reference is made to the investment advisory agreement by and between ETF Series Solutions, on behalf of each fund listed on Schedule A hereto (each, a “Fund” and together, the “Funds”), and Exchange Traded Concepts, LLC (the “Adviser”), dated [October __, 2021] (as further amended, restated, or otherwise modified from time to time, the “Advisory Agreement”). Pursuant to the Advisory Agreement, each Fund pays an investment advisory fee to the Adviser as specified in such agreement (the “Fund Management Fee”).

Waiver of Subsidiary Management Fee

    Each Fund intends to invest a portion of its assets in a Cayman Islands exempted company (each, a “Subsidiary”), as indicated in Schedule A. For each Subsidiary, pursuant to a management agreement between the Subsidiary and the Adviser (the “Subsidiary Agreement”), the Adviser will: (i) provide management services; (ii) pay all expenses incurred by the Subsidiary except for the fee paid to the Adviser pursuant to the Subsidiary Agreement (the “Subsidiary Management Fee”), interest, taxes, brokerage commissions and other expenses incurred in placing or settlement of orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses (“AFFE”), accrued deferred tax liability, and extraordinary expenses; and, in consideration thereof, (iii) receive the Subsidiary Management Fee.

    The Adviser hereby agrees to waive all or any portion of the Fund Management Fee that would otherwise be paid by that Fund to the Adviser in any period in an amount equal to the amount of the Subsidiary Management Fee, if any, actually paid by the Subsidiary to the Adviser under the Subsidiary Agreement during such period. This undertaking will continue in effect with respect to a Fund for so long as the Fund invests in its Subsidiary.

Effect of this Agreement; Amendments; Termination

    This letter agreement modifies the terms of the Advisory Agreement and the Subsidiary Agreement and to the extent of any conflict between the terms of this agreement and the terms of the Advisory Agreement or the Subsidiary Agreement, the terms of this agreement will prevail. This agreement and the rights and obligations of the parties hereunder will be governed by, and interpreted, construed and enforced in accordance with, the laws of the State of Delaware without regard to the choice of law or conflicts of law principles thereof that would result in the application of the law of any other jurisdiction.

    Except as otherwise set forth herein, we agree that this agreement can only be amended or terminated with respect to a Fund upon the approval of the Trust’s Board of Trustees, except that it will automatically terminate if the Advisory Agreement with the Trust terminates.

    Please confirm your understanding of and agreement with the subject matter herein by returning an originally executed copy of this letter agreement to the address first written above.

Very truly yours,

EXCHANGE TRADED CONCEPTS, LLC

By: ____________________
Name: J. Garrett Stevens
Title: Chief Executive Officer

ACKNOWLEDGED AND AGREED

ETF SERIES SOLUTIONS,
for and on behalf of the Funds listed on Schedule A hereto

By: ____________________
Name: Michael D. Barolsky
Title: Vice President and Secretary

SCHEDULE A

Fund	Subsidiary
[Bitwise Bitcoin Strategy] ETF	[Bitwise Bitcoin Strategy] Subsidiary
[BlockFi Bitcoin Strategy] ETF	[BlockFi Bitcoin Strategy] Subsidiary
Carbon ETF	[Carbon] Subsidiary

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